Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT No. 2012—MTNDG0259 dated June 15, 2012 (To Product Supplement dated July 13, 2011, Prospectus Supplement dated May 12, 2011 and Prospectus dated May 12, 2011)

Citigroup Funding Inc. Medium-Term Notes, Series D
Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

■ Quarterly interest payments

■ The per annum interest rate payable on the notes will be equal to 2.25% for the first year and thereafter will be reset quarterly and will be equal to 3-month LIBOR plus 1.00%, subject to a minimum interest rate of 1.40% per annum, for any quarterly interest period

■ Term of approximately 3 years

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc. The notes will not be issued by or guaranteed by Wells Fargo Securities, LLC or any of its affiliates.  None of Wells Fargo Securities, LLC or any of its affiliates will have any liability to the purchasers of the notes in the event Citigroup Funding Inc. and/or Citigroup Inc. defaults on the notes.  The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The notes will not be listed on any securities exchange.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-7.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$1,000.00	$11,000,000.00
Underwriting Discount and Commission(1)	$6.50	$71,500.00
Proceeds to Citigroup Funding Inc.	$993.50	$10,928,500.00

(1)
Wells Fargo Securities, LLC is acting as principal and will receive an underwriting discount and commission of 0.65% ($6.50) for each note sold in this offering. From this underwriting discount and commission, Wells Fargo Securities, LLC will pay selected dealers, which may include Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC, a fixed selling commission of 0.65% ($6.50) for each note they sell.  In addition to the underwriting discount and commission, the public offering price specified above includes structuring and development costs received by Wells Fargo Securities, LLC.  The underwriting discount and commission and structuring and development costs total $12.40 per $1,000 principal amount of notes. See “Terms of the Notes—Use of Proceeds and Hedging” and “Supplemental Plan of Distribution” on pages PS-5 and PS-9, respectively, of this pricing supplement for further information regarding how we may hedge our obligations under the notes.

Citigroup	Wells Fargo Securities

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Investment Description

The Notes Linked to 3-Month LIBOR due June 20, 2015 (the “notes”) are senior unsecured obligations of Citigroup Funding Inc.  Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.  It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying product supplement, prospectus supplement and prospectus in connection with your investment. The description of the notes below supplements, and, to the extent inconsistent with, replaces, the description of the general terms of the notes set forth in the accompanying product supplement. All references to the “underlying benchmark” in the accompanying product supplement mean “3-month LIBOR” for purposes of this pricing supplement.

The notes are senior unsecured notes issued as part of Citigroup Funding Inc.’s Series D Medium-Term Notes program. All payments on the notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the notes.

You may access the product supplement, prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for July 13, 2011 and May 12, 2011 on the SEC Web site):

Product Supplement filed on July 13, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek current income of a fixed 2.25% per annum for the first year and are willing to accept a floating interest rate thereafter;

¡
seek an investment with a per annum interest rate that will be reset quarterly after the first year and will be equal to 3-month LIBOR plus 1.00%, subject to a minimum interest rate of 1.40% per annum, for any quarterly interest period;

¡	seek a minimum return of 1.40% per annum after the first year; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the rates provided by the notes during the term of the notes;

¡	are unwilling to accept the credit risk of Citigroup Inc.; and

¡	prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Terms of the Notes

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Issue Price:	$1,000 per note
Aggregate Principal Amount:	$11,000,000
Principal Amount:	$1,000 per note
Pricing Date:	June 15, 2012
Issue Date:	June 20, 2012
Maturity Date:
June 20, 2015.  If the maturity date is not a business day, the payment required to be made on the maturity date will be made on the next succeeding business day, with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Principal Due at Maturity:	Full principal amount due at maturity, subject to the credit risk of Citigroup Inc.
Quarterly Interest Payment:	The product of $1,000 and the applicable interest rate divided by 4
Interest Rate:
From and including the issue date to but excluding June 20, 2013:

■ a fixed per annum rate of 2.25%.

From and including June 20, 2013 to but excluding the maturity date:

■ a floating rate equal to 3-month LIBOR determined on the determination date of the applicable interest period plus 1.00%, subject to a minimum interest rate of 1.40% per annum, for any interest period.

The “determination date” for any interest period will be the second London business day prior to the first day of such interest period.

For any determination date, “3-month LIBOR” will equal the rate for three-month U.S. dollar LIBOR appearing on Reuters BBA page “LIBOR01” (or any successor page as determined by the calculation agent) as of 11:00 a.m. (London time) on such determination date.  3-month LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market.

If a rate for three-month U.S. dollar LIBOR is not published on Reuters BBA page “LIBOR01” (or any successor page as determined by the calculation agent) on any day on which the rate for three-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “representative amount”) and for a term of three months as of 11:00 a.m. (London time) on such day. If at least two such quotations are so provided, the rate for three-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in New York City to provide such bank’s rate to leading European banks for loans in U.S. dollars in a representative amount and for a term of three months as of approximately 11:00 a.m. (New York City time) on such day. If at least two such rates are so provided, the rate for three-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for three-month

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Terms of the Notes (Continued)
U.S. dollar LIBOR will be assumed to be the same as the three-month U.S. dollar LIBOR in effect as of 11:00 a.m. (London time) on the immediately preceding London business day.
Interest Payment Dates:
Quarterly on the 20th of each March, June, September and December, beginning on September 20, 2012 and ending on the maturity date. If a scheduled interest payment date is not a business day, interest will be paid on the next succeeding business day with the same force and effect as if it had been paid on the scheduled interest payment date. No additional interest will accrue as a result of delayed payment.
Interest will be payable to the persons in whose names the notes are registered as of the close of business on the business day immediately preceding each interest payment date (each, a “regular record date”); provided that any interest payable at maturity will be payable to the person to whom the principal due at maturity will be payable.

Interest Period:
The three-month period from and including the issue date to and including the day immediately preceding the next interest payment date, and each successive three-month period from and including an interest payment date to and including the day immediately preceding the next interest payment date.

Day Count Convention:	30/360 Unadjusted
Payment at Maturity:
The payment at maturity per $1,000 note will equal:

■ $1,000 + any accrued and unpaid interest

In no event will the payment at maturity be less than the $1,000 principal amount per note, subject to the credit risk of Citigroup Inc.

Minimum Interest Rate:	1.40% per annum
Business Day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized by law or regulation to close.
London Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
No Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Calculation Agent:	Citigroup Global Markets Inc.
Denominations:	$1,000 and any integral multiple of $1,000

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Terms of the Notes (Continued)
Clearing and Settlement:	DTC

Risk Factors:	Please see “Risk Factors” beginning on page PS-7.

CUSIP:	1730T0XW4

ISIN:	US1730T0XW43

Use of Proceeds and Hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

We may hedge our obligations under the notes through affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC. Our cost of hedging will include the projected profit that such counterparties, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risks and may be influenced by market forces beyond the control of any counterparty, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, such hedging may result in a profit that is more or less than expected, or could result in a loss. See “Risk Factors—The Inclusion of the Underwriting Discount and Commission and the Structuring and Development Costs in the Public Offering Price of the Notes and Certain Hedging Costs Are Likely to Adversely Affect the Price at Which You Can Sell Your Notes” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying product supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus related to this offering.

United States Federal Income Tax Considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes and should be treated as issued with original issue discount (“OID”) based on the application of the rules described below.

Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted into a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes).  Under this approach, all of the floating rate payments on the notes will be treated as QSI, while only a portion of the fixed rate payments will be treated as QSI.

QSI on the notes, calculated based on the equivalent fixed rate debt instrument and adjusted as described below, will be taxable to a United States holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting.  A United States holder will be required to include OID in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest.  Payments treated as made on the equivalent fixed rate debt instrument, other than QSI, are not separately taxed but instead reduce the United States holder’s tax basis in the note.

If the amount a United States holder receives in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI and will be taxable to the holder as ordinary income.  If the amount a United States holder receives in a calendar year is less than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the difference will reduce the amount of QSI the holder is treated as receiving and will therefore reduce the amount of ordinary income the holder is required to take into income.

Upon the sale or other taxable disposition of a note, a United States holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued QSI, which will be treated as interest income) and the holder’s adjusted tax basis in

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Terms of the Notes (Continued)

the note.  A United States holder’s adjusted tax basis in a note will equal the cost of the note to the holder, increased by the amount of any OID previously included in income by the holder with respect to the note and reduced by any payments other than QSI received by the holder. Such gain or loss generally will be long-term capital gain or loss if the United States holder has held the note for more than one year at the time of disposition.

A non-United States holder (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax in respect of payments on or with respect to the notes if the non-United States holder provides a properly executed IRS Form W-8BEN.  Special rules apply to non-United States holders whose income and gain on their notes are effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Prospective investors in the notes should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

ERISA and IRA Purchase Considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

Please see the section entitled “ERISA Matters” in the accompanying product supplement for more information.

Contact:	Clients may contact their local brokerage representative.

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Risk Factors

The notes offered by this pricing supplement are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes. Accordingly, investors should consult their own financial, legal, tax, accounting and other advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the sections entitled “Risk Factors Relating to the Notes” in the accompanying product supplement and “Risk Factors” in the accompanying prospectus supplement.

The Amount of Interest Payable on the Notes Will Vary.

The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary after the first year based on the level of 3-month LIBOR.  From and including June 20, 2013 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at a per annum rate equal to 3-month LIBOR determined on the second London business day prior to the first day of the applicable interest period plus 1.00%, subject to a minimum interest rate of 1.40% per annum, for any interest period. The per annum interest rate that is determined on the relevant determination date will apply to the entire interest period following such determination date even if 3-month LIBOR increases during that interest period.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Citigroup Funding Inc. with Comparable Maturity.

Due to the fact that the notes will initially bear interest at a fixed rate and then subsequently at a floating rate, the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

Secondary Market Sales of the Notes May Result in a Loss of Principal.

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than the principal amount of each note.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Value of the Notes.

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Principal Amount of Each Note.

Numerous factors will influence the value of the notes in the secondary market and the price, if any, at which Wells Fargo Securities, LLC or any other potential buyer may be willing to purchase the notes in the secondary market, including:  the level and volatility of 3-month LIBOR, interest rates in the market and the volatility of those rates, the time remaining to maturity of the notes, hedging activities by our affiliates or affiliates of Wells Fargo Securities, LLC, fees and projected hedging fees, and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Funding Inc. and Citigroup Inc. As a result, the value of the notes will vary and may be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

The Inclusion of the Underwriting Discount and Commission and the Structuring and Development Costs in the Public Offering Price of the Notes and Certain Hedging Costs Are Likely to Adversely Affect the Price at Which You Can Sell Your Notes.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution of the notes and structuring and development costs received

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Risk Factors (Continued)

by Wells Fargo Securities, LLC. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our affiliates and affiliates of Wells Fargo Securities, LLC expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price, if any, at which Wells Fargo Securities, LLC or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the preceding risk factor. In addition, any such prices may differ from values determined by pricing models used by Wells Fargo Securities, LLC, as a result of dealer discounts, mark-ups or other transaction costs.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop.

The notes will not be listed on any exchange. Therefore, there may be little or no secondary market for the notes. Wells Fargo Securities, LLC is not required to and does not intend to make a market for the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity, and this may reduce the price you receive. Although Wells Fargo Securities, LLC may purchase the notes from you, it is not obligated to do so.  Because we do not expect that any market makers will participate significantly in any secondary market that may develop for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which Wells Fargo Securities, LLC is willing to buy your notes. If, at any time, Wells Fargo Securities, LLC were not to purchase the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold the notes to maturity.

The Historical Performance of 3-Month LIBOR Is Not an Indication of Its Future Performance.

The historical performance of 3-month LIBOR should not be taken as an indication of the future performance of 3-month LIBOR during the term of the notes. Changes in the level of 3-month LIBOR will affect the value of the notes, but it is impossible to predict whether the level of 3-month LIBOR will rise or fall.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes.

Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine, among other things, 3-month LIBOR and will calculate the interest payable to you on each interest payment date. Any of these determinations or calculations made by Citigroup Global Markets Inc. in its capacity as calculation agent, including with respect to the calculation of 3-month LIBOR in the event of the unavailability of the rate for three-month U.S. dollar LIBOR, may adversely affect the amount of one or more interest payments to you.

Citigroup Funding Inc.’s Hedging and Trading Activity Could Result in a Conflict of Interest.

We may hedge our obligations under the notes through affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC. Our cost of hedging will include the projected profit that such counterparties, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. This hedging activity will likely involve trading in instruments, such as options, swaps and/or futures, based upon 3-month LIBOR. This hedging activity may present a conflict between your interest in the notes and the interests affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC, have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which the hedging counterparty or its affiliates, including Wells Fargo Securities, LLC, may be willing to purchase your notes in the secondary market.  Because hedging our obligations entails risks and may be influenced by market forces beyond the control of any counterparty, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, such hedging may result in a profit that is more or less than expected, or could result in a loss.  It is possible that our affiliates and affiliates of Wells Fargo Securities, LLC may profit from the hedging activity even if the value of the notes declines.

You Will Have No Rights Against the Publishers of 3-Month LIBOR.

You will have no rights against the publishers of 3-month LIBOR, even though the amount you receive on each interest payment date after the first year will depend upon the level of 3-month LIBOR. The publishers of 3-month LIBOR are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Supplemental Plan of Distribution

Pursuant to the terms of the Amended and Restated Global Selling Agency Agreement, dated August 26, 2011, Wells Fargo Securities, LLC, acting as principal, will purchase the notes from Citigroup Funding Inc. Wells Fargo Securities, LLC proposes to offer the notes directly to investors at the public offering price set forth on the cover page of this pricing supplement and to other securities dealers. Such securities dealers may include Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC and will receive a fixed selling commission of 0.65% ($6.50) for each note they sell.

The underwriting discount and commission and the structuring and development costs total $12.40 per $1,000 principal amount of notes.

The public offering price of the notes includes the underwriting discount and commission and the structuring and development costs described above and the estimated cost of hedging our obligations under the notes. We may hedge our obligations under the notes through affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC. Our cost of hedging will include the projected profit that such counterparties, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risks and may be influenced by market forces beyond the control of any counterparty, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, such hedging may result in a profit that is more or less than expected, or could result in a loss. See “Risk Factors—The Inclusion of the Underwriting Discount and Commission and the Structuring and Development Costs in the Public Offering Price of the Notes and Certain Hedging Costs Are Likely to Adversely Affect the Price at Which You Can Sell Your Notes” and “Terms of the Notes—Use of Proceeds and Hedging” in this pricing supplement.

No action has been or will be taken by Citigroup Funding Inc., Citigroup Inc., Wells Fargo Securities, LLC or any broker-dealer affiliates of any of them that would permit a public offering of the notes or possession or distribution of this pricing supplement, the accompanying product supplement, prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, may be made in or from any jurisdiction except in circumstances that will result in compliance with any applicable laws and regulations and will not impose any obligations on Citigroup Funding Inc., Citigroup Inc., Wells Fargo Securities, LLC or any broker-dealer affiliates of any of them.

For the following jurisdictions, please note specifically:

Argentina

Citigroup Funding Inc.’s Series D Medium-Term Notes program and the related offer of the notes and the sale of the notes under the terms and conditions provided herein does not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the notes been requested on any stock market in Argentina.

Brazil

The notes may not be offered or sold to the public in Brazil. Accordingly, this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Supplemental Plan of Distribution (Continued)

Mexico

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Paraguay

This is a private and personal offering. The notes offered have not been approved by or registered with the National Securities Commission (Comisión Nacional de Valores) and are not part of a public offering as defined by the Paraguayan Securities Law. The information contained herein is for informational and marketing purposes only and should not be taken as an investment advice.

Taiwan

These notes may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan.

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Historical 3-Month LIBOR Information

The following table sets forth, for each of the periods indicated, the high and low levels of 3-month LIBOR obtained from Bloomberg Financial Markets, without independent verification. On June 15, 2012, 3-month LIBOR was 0.46785%.  The historical 3-month LIBOR levels set forth below should not be taken as an indication of 3-month LIBOR levels in the future. The 3-month LIBOR levels shown below have been rounded for ease of analysis.

	High	Low
2007
First Quarter	5.3603%	5.3300%
Second Quarter	5.3600%	5.3500%
Third Quarter	5.7250%	5.1981%
Fourth Quarter	5.2531%	4.7025%
2008
First Quarter	4.6806%	2.5419%
Second Quarter	2.9200%	2.6381%
Third Quarter	4.0525%	2.7850%
Fourth Quarter	4.8188%	1.4250%
2009
First Quarter	1.4213%	1.0825%
Second Quarter	1.1769%	0.5950%
Third Quarter	0.5875%	0.2825%
Fourth Quarter	0.2844%	0.2488%
2010
First Quarter	0.2915%	0.2488%
Second Quarter	0.5393%	0.2915%
Third Quarter	0.5336%	0.2894%
Fourth Quarter	0.3038%	0.2844%
2011
First Quarter	0.3140%	0.3028%
Second Quarter	0.3010%	0.2450%
Third Quarter	0.3743%	0.2458%
Fourth Quarter	0.5810%	0.3776%
2012
First Quarter	0.5825%	0.4682%
Second Quarter (through June 15, 2012)	0.4692%	0.4657%

The following graph sets forth the level of 3-month LIBOR for each day on which such level was available in the period from January 2, 2007 through June 15, 2012.

Non-Callable Fixed to Floating Rate Notes Notes Linked to 3-Month LIBOR due June 20, 2015

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Funding Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Funding Inc. and Citigroup Inc. respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc.  In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated April 26, 2012, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on April 26, 2012, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Funding Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Funding Inc. and Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Funding Inc. and Citigroup Inc., as applicable.

In the opinion of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Funding Inc. has duly established the terms of the notes offered by this pricing supplement and duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) each of Citigroup Funding Inc. and Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture dated as of June 1, 2005, among Citigroup Funding Inc., as issuer, Citigroup Inc., as guarantor, and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., has been duly authorized, executed, and delivered by Citigroup Funding Inc. and Citigroup Inc.; and (iv) the execution and delivery of such indenture by Citigroup Funding Inc. and Citigroup Inc. and of the notes offered by this pricing supplement by Citigroup Funding Inc., and the performance by each such party of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents.  This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Douglas C. Turnbull, or other internal attorneys with whom he has consulted, have examined and are familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Funding Inc. and Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons have assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Funding Inc. or Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.
Citigroup Funding Inc.

Medium-Term Notes, Series D

Non-Callable Fixed to Floating
Rate Notes

Notes Linked to 3-Month LIBOR due
June 20, 2015

($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

June 15, 2012
(Including Product Supplement dated July 13, 2011,
Prospectus Supplement dated
May 12, 2011 and Prospectus dated
 May 12, 2011)

___________________ TABLE OF CONTENTS
Page
Pricing Supplement
Investment Description	PS-2
Investor Considerations	PS-2
Terms of the Notes	PS-3
Risk Factors	PS-7
Supplemental Plan of Distribution	PS-9
Historical 3-Month LIBOR Information	PS-11
Validity of the Notes	PS-12

Product Supplement
Summary Information—Q&A	PRS-2
Risk Factors Relating to the Notes	PRS-6
Description of the Notes	PRS-14
Provisions Relating to the Underlying Benchmark	PRS-17
Certain United States Federal Income Tax Considerations	PRS-23
Plan of Distribution; Conflicts of Interest	PRS-30
ERISA Matters	PRS-30

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28